Exhibit 8
HELIOS & MATHESON INFORMATION TECHNOLOGY LTD.
VIA EMAIL:

Asaf Remigoleski

Dear Asaf:
This letter confirms the binding agreement of Helios & Matheson Information Technology Ltd. (“HMIT”) to purchase from you 175,000 unrestricted shares of common stock (the “Shares”) of Helios & Matheson North America, Inc. (NasdaqCM: HMNA) for an aggregate purchase price of $350,000 USD (the “Transaction”). HMIT has deposited $350,000 USD with HMNA’s legal counsel, Richardson & Patel, LLP, which is acting as escrow agent for the Transaction (the “Escrow Agent”). HMIT understands you have reviewed the wire confirmation evidencing HMIT’s deposit of $350,000 USD with the Escrow Agent. You have agreed to transfer all of the Shares electronically from your brokerage account at [                    ] to the Escrow Agent’s brokerage account at [                    ] (DTC # [_____], Account # [_____], Account Name: [_____]). If the condition stated below is satisfied, upon the Escrow Agent’s receipt of the Shares, the Escrow Agent shall wire $350,000 to your bank account and shall transfer the Shares to HMNA’s transfer agent, BNY Mellon Shareowner Services (the “Transfer Agent”), for further transfer to HMIT.
As a condition to the closing of the Transaction, you have agreed to vote all of the Shares (and any other shares of HMNA that you owned as of October 5, 2009) in favor of HMNA’s proposed reincorporation in Delaware and to deliver the affirmative votes of Ofer Kerzner and David and Ilana As for all of the shares of HMNA that they owned as of October 5, 2009, all as set forth on Schedule A attached hereto. October 5, 2009 is the record date for shares entitled to vote at the HMNA shareholders’ meeting scheduled for November 18, 2009. The Transfer Agent must receive your votes, and the votes of Mr. Kerzner and Mr. and Mrs. As, prior to November 18, 2009. You will use your best efforts to have all these votes delivered on Monday, November 16, 2009. HMNA has informed us that your, Mr. Kerzner’s and Mr. and Mrs. As’ votes will complete the 2/3 majority shareholder vote required to approve HMNA’s reincorporation in Delaware.
If the foregoing accurately states the agreement between us, please execute this letter below. This agreement shall be governed by the laws of the State of New York, USA, without regard to its conflict of laws principles, and venue for any legal action shall be in the state or Federal courts located in New York, NY. This agreement represents the entire agreement between you and HMIT with respect to the subject matter described herein.

HELIOS & MATHESON INFORMATION TECHNOLOGY, LTD
By:	/s/ V.Ramachandiran
V.Ramachandiran, Chairman

ACKNOWLEDGED AND AGREED:

ASAF REMIGOLESKI

SCHEDULE A
Shares Owned as of October 5, 2009

Asaf Remigoleski	148,046
Direct Investments House (Asaf)	34,209
Ofer Kerzner	27,380
Ilana As & David As	13,760

Total:	223,395